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FANCAMP ~~EXPLORATION~~ LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

December 20, 2005

TSXV Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company is pleased to announce the acquisition of an option to acquire 100% interest in a series of claims covering most of the historic Beauce gold placer district of Quebec. This area, a small drainage basin located immediately east of the Chaudiere River, south of Quebec City, was the site of numerous placer gold finds in the nineteenth and twentieth centuries. These placers, unlike others in the region, are characterized by large numbers of sizable nuggets. A floating dredge operation (part of which lay on the optioned claims) in the early 1960's resulted in the recovery of nuggets up to the size of a small potato in deeply buried gravels. The largest reported nugget in the area was known as the Kilgour, and weighed 51 ½ ounces.

It is the Company's opinion that nuggets of this size have not traveled far from their bedrock source. The optioned property does have a recently uncovered small exposure of quartz and chlorite, the former carrying numerous grains of visible gold. This showing seems to be located on an anticlinal structure. Quartz stockworks accompanied by abundant chlorite were seen in an acid tuff in contact with the graphitic argillites. This showing is under considerable overburden, and its true extent and character is unknown. To date, numerous low grade showings have been seen in bedrock in the area, but as yet no mineralization on the scale of the nuggets reported has been identified. Interestingly, the showing lies about one kilometer up valley from the site of the Kilgour nugget find, while a smaller nugget, known as the Lowryson, and weighing 39 ounces was located within 50 meters down valley from this exposure.

As a part of the option agreement, the Company will issue staged payments totalling 400,000 shares.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, please contact: Debra Chapman, Secretary, at 604-434-8829.